TAL Education Group

18/F, Hesheng Building

32 Zhongguancun Avenue, Haidian District

Beijing 100080

People’s Republic of China

June 24, 2013

VIA EDGAR

Chris White

Accounting Group – Interpretations

Office of the Chief Accountant

Securities and Exchange Commission

100F Street, NE: Mail Stop 6028

Washington, D.C. 20549-6628

With a copy to:

Larry Spirgel, Assistant Director

Carlos Pacho, Senior Assistant Chief Accountant

Christine Adams, Senior Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  TAL Education Group (the “Company”)

Form 20-F for the Fiscal Year Ended February 29, 2012 (the “2012 Form 20-F”)

Filed On June 27, 2012 (File No. 001-34900)

Dear Sirs and Madams:

The Company hereby refers to its consultation letter to the staff (the “Staff”) of the Office of the Chief Accountant (the “OCA”) of the Securities and Exchange Commission (the “SEC”) dated May 6, 2013 (the “Consultation Letter”) and the conference call (the “Conference Call”) the Company had with the Staff on June 20, 2013.  As a follow up to the Conference Call, the Company respectfully requests that the Staff, based on the review of this submission, agree that in light of the materiality of deconsolidating upon Mr. Bangxin Zhang’s acquiring a controlling voting interest in the Company and reconsolidating after the Deed of Undertaking (the “Deed”) was executed between Mr. Bangxin Zhang and the Company, the deconsolidation and reconsolidation would not provide meaningful information to investors.  Therefore the Company respectfully requests that the Staff would not object to the Company’s choosing to continue to consolidate during the period between November 23, 2011, when Mr. Bangxin Zhang assumed a majority voting interest in the Company, and June 24, 2013, when the Deed was executed.

DEED OF UNDERTAKING

The Company respectfully advises the Staff that on June 24, 2013, Mr. Bangxin Zhang and the Company entered into a deed of undertaking (as attached hereto as Annex I), which was authorized and approved by the board of directors (the “Board of Directors” or the “Board”) of the Company earlier on the same day.  The Deed prevents Mr. Bangxin Zhang from using his majority voting power to remove, replace or appoint any directors of the Company.  Also, Mr. Bangxin Zhang is prevented by the Deed from casting any votes he has as a director or shareholder of the Company on any resolutions or matters concerning the Deed being considered or voted upon by the Board of Directors or the shareholders, as the case may be.  As provided thereunder, the Deed is irrevocable, whether in whole or in part, and applies to any and all periods during which Bangxin Zhang beneficially owns, whether directly or indirectly, shares representing more than 50% of the aggregate voting power of the then total issued and outstanding shares of the Company.

IS THE DEED A SUBSTANTIVE CONTRACT THAT SHOULD BE CONSIDERED IN THE COMPANY’S CONSOLIDATION ANALYSIS, I.E. CAN IT CONSTRAIN MR. BANGXIN ZHANG’S ABILITY, THROUGH HIS OWNERSHIP OF A MAJORITY VOTING INTEREST, TO CONTROL THE COMPOSITION OF A MAJORITY OF THE BOARD OF DIRECTORS OF THE COMPANY?

Yes. Paragraphs 103 through 106 of the VIE Analysis Memo (the “Memo”) contained in the Consultation Letter discuss the situation whereby Mr. Bangxin Zhang passively acquired a majority voting interest in the Company and therefore through his ability to control the composition of the Board of Directors could constrain the Company from exercising their rights under the Call Option Agreement.  This focused on the prior criteria in ASC810-10-55-35(a) on the removal of a decision maker through a simple majority of voting interests by parties other than the decision maker and its related parties.

Paragraphs 84 through 85 of the Memo discussed the Company’s evaluation of whether the Call Option Agreement was substantive, prior to Mr. Bangxin Zhang passively acquiring a majority voting interest.

Upon the execution of the Deed, even though Mr. Bangxin Zhang continues to hold a majority voting interest in the Company, he has no ability to replace any directors, and thus cannot influence other directors who may have a different opinion from him, or potentially prevent them from acting for the best interest of the Company as per their fiduciary duties under Cayman law.  In addition, Mr. Bangxin Zhang must abstain from voting, as a director or shareholder, on any matters related to the Deed.

The Call Option Agreement would be analyzed in accordance with paragraphs 84 through 85 of the Memo, and arrive at the same outcome, as Mr. Bangxin Zhang will now be required to abstain from voting his interest in excess of 49% of the total voting interest in the Company in any matters dealing with the composition of the Board of Directors, i.e. appointment, removal and/or replacement of its members.  Mr. Bangxin Zhang must also abstain from voting, as a director or shareholder, on any matters related to the Deed.  The Deed is irrevocable.

Should Mr. Bangxin Zhang breach the Deed, the Company will be entitled to an injunction to prevent such breach, and to specific enforcement of the Deed and its terms and provisions. Any dispute, controversy or claim arising out of, in connection with or relating to the deed, including the interpretation, will be submitted for arbitration to the International Chamber of Commerce and conducted in Hong Kong.1 Arbitral awards obtained in Hong Kong can be recognized and enforced by the courts in China, the Cayman Islands and the United States.  In addition, the Company has the right, in addition to any other rights it may have, to seek specific performance or injunctive relief from any court of competent jurisdiction pending the arbitration.  With the remedies available thereunder, the Deed can effectively constrain Mr. Bangxin Zhang’s ability, through his ownership of a majority voting interest, to control the composition of a majority of the directors of the Company. Accordingly, when the Board of Directors considers whether to exercise TAL Beijing’s kick-out right under the Call Option Agreement, the directors other than Mr. Bangxin Zhang will have the power to remove any nominee shareholders of the Company’s variable interest entities (the “VIEs”), such as Mr. Bangxin Zhang, over his objection.

As such, the Deed is substantive under the applicable legal and financial reporting frameworks, i.e. Cayman Islands law, Hong Kong Law, PRC law, US Law and US GAAP, and therefore should be considered in the Company’s consolidation analysis.

CONSIDERING THE QUALITATIVE ASPECTS OF MATERIALITY, SHOULD TAL BEIJING CONTINUE TO CONSOLIDATE THE VIES FROM NOVEMBER 23, 2011 (THE DATE WHEN MR. BANGXIN ZHANG BECAME A MAJORITY VOTING SHAREHOLDER) TO JUNE 24, 2013 (THE DATE THE DEED WAS EXECUTED) (THE “PERIOD”)?

Yes. The Company does not believe it is in the interest of investors for it to deconsolidate the VIEs during the Period for the following reasons:

Design of the Entity

As indicated in paragraph 8 of the Memo, the purpose of the variable interest entity agreements (the “VIE agreements”) is to provide TAL Beijing with a controlling financial interest in the VIEs.  Per paragraph 101 (d) of the Memo, during the Period in question, the design of the VIEs and everyday operations of the VIEs did not change.  The management and directors of the VIEs also have not changed since November 2011. During the entire Period, a majority of the directors of the Company were independent directors, as defined under Rule 10A-3. So not only did Mr. Bangxin Zhang not change the Board of Directors, at all times he comprised a minority of the Board. The only change was that Mr. Bangxin Zhang, through no action of his own or of the Company, obtained a majority interest in the voting shares of the Company.

The Company has been exercising its rights under the Irrevocable Powers of Attorney through

1  The Company views a Hong Kong arbitration proceeding as preferable to a litigation proceeding in this case because arbitration awards are more widely and readily enforceable than court judgments as a result, primarily, of the 1958 New York Convention, a multilateral treaty for the enforcement of arbitral awards to which China, the United States, Cayman Islands and another over 100 states are parties. In addition, the arbitration clause in the Deed also provides that the Company has the right, in addition to any other rights it may have, to seek specific performance or injunctive relief from any court of competent jurisdiction pending the arbitration.

TAL Beijing since the inception of the Company’s variable interest entity structure.  There were no changes to the Irrevocable Powers of Attorney or any of the other VIE agreements during the Period.  There also was no change in the operation of the VIE agreements and no discontinuation in the service fees paid by the VIEs to TAL Beijing during the Period.

Business Processes and Governance Practices

As summarized in paragraphs 35-37, 49, 92, and 94-96 of the Memo, the Company’s key business processes and governance practices have not changed.  For example, composition of the Executive Committee and composition of the Board of Directors and continued independence of directors, have all remained unchanged during the Period.

These consistent business processes and governance practices have allowed the Company to ensure that the management of the Company’s business, and more specifically the decision-making power regarding the activities that most significantly impact the economic performance of the Affiliated Entities, rested with the Executive Committee, and ultimately the Company’s Board of Directors throughout the Period.  The Company, through its Executive Committee, and ultimately its Board of Directors has, in substance and in form, substantively controlled TAL Beijing and the VIEs before and throughout the Period.

Financial statement measurement and presentation implications

Continuing the discussion from paragraph 107 of the Memo, upon deconsolidation the Company would be required to apply the guidance on the loss of a controlling financial interest, ASC 810-10-40-5, Derecognition, beginning November 23, 2011.  Mr. Bangxin Zhang’s affiliate, Bright Unison Limited, through which he holds a controlling voting interest in the Company, would become the acquirer of the VIEs.  This would result in a loss of control by TAL Education Group, and therefore the financial statements of the Company would need to be restated to present this change during the reporting period ended February 29, 2012.  The Company and the VIEs would be under the common control of Bright Unison Limited.  If the VIE agreements were not viewed to be substantive post November 23, 2011 and prior to the execution of the Deed, the Company could no longer recognize the services fees specified in the VIE agreements until received, i.e. the Company would discontinue use of the accrual method of accounting and begin applying the cash basis of accounting.

After executing the Deed, the Company is no longer under the common control of Bright Unison Limited. TAL Beijing would regain the characteristics of a controlling financial interest and therefore would consolidate the VIEs.

One view is that the execution of the Deed was similar to a reorganization of entities under common control. ASC 810-10-30-1, Consolidation - Initial Measurement, states that the new primary beneficiary (the Company) would record the assets and liabilities at the basis of the ultimate parent of the VIEs, Bright Unison Limited if it were a reporting entity. ASC 805-50, paragraphs 45-2 and 45-5, further state that the Company would present the VIEs as consolidated (or potentially combined) during the entirety of the common control period. Such a presentation would be similar to what had already been presented for those periods, in that all the assets and liabilities of the VIEs would be included in the Company’s financial statements. The Company does not believe that deconsolidation followed by an effective reinstatement of the prior accounting provides useful information to investors. Furthermore, the Company does not view the execution of the Deed as a common control transaction since Mr. Bangxin Zhang does not control the Company going forward.

The alternative view is that the Company is no longer under the control of Mr. Zhang after execution of the Deed (indeed, that is why it was executed), and therefore the reconsolidation is not a common control transaction. ASC 810-10-30-2, Consolidation - Initial Measurement, stipulates that the initial consolidation of a variable interest entity not under common control should be accounted for as a business combination in accordance with the provisions in ASC 805, Business Combinations. Under that view, the Company would apply the requirements of ASC 805 and 810, and would record the VIEs’ assets and liabilities at fair value as the VIEs and the Company are no longer under common control.

Upon the execution of the Deed this reconsolidation of the VIEs would be considered an acquisition of the VIEs to which purchase accounting (and accompanying change in basis) is required.  As stated above, such an accounting presentation would not reflect the substance of what occurred.  That is, Mr. Bangxin Zhang was a passive observer to the increase in his voting interest starting in November 2011 and as noted above, subsequent to this increase in his voting interests, there were no changes in the operation and design of the VIEs and no change in the composition of the Board of Directors. Additionally, the VIE agreements were still enforceable under PRC law during the Period. Accordingly, the Company believes that the resulting accounting under this view also provides less useful information to investors. It implies and portrays a loss and reacquisition of control, which in reality did not happen.

The Company also notes that with its proposed additional disclosure, investors would understand the steps taken by the Company to ensure the substance of the contractual arrangements.  Additionally, the Company believes that investors have already been provided with the information necessary to evaluate the impact the VIEs have on the Company in its historical 20-F filings.  That is, the Company’s notes to the financial statements have historically presented financial information with and without the VIEs, allowing a user of the Company’s financial statements to assess the effect to the Company of deconsolidation of the VIEs.

The Company also considered the qualitative characteristics contained in SAB Topic 1.M, Assessing Materiality, which are as follows:

•                  Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

•                  Whether the misstatement masks a change in earnings or other trends.

•                  Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.

•                  Whether the misstatement changes a loss into income or vice versa.

•                  Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

•                  Whether the misstatement affects the registrant’s compliance with regulatory requirements.

•                  Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.

•                  Whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

•                  Whether the misstatement involves concealment of an unlawful transaction.

It is clear that none of the events that happened during the Period have any of the forgoing attributes, making it less likely that deconsolidation of the VIEs during the Period would provide any meaningful information to investors.

The Company also considered the fact that, subsequent to the beginning of the Period, consolidation would have hinged on whether or when Mr. Bangxin Zhang executed the Deed. Mr. Bangxin Zhang executed the Deed on the second business day after consultation with the Staff of the Office of the Chief Accountant, thereby remedying the concern.  The brevity of this cure period is consistent with the Company’s view that this situation was not a result of Mr. Bangxin Zhang’s desire to gain voting control of the Company.  Given that expectation, it does not seem meaningful to present different financial reporting portrayal during the Period (as compared to the periods immediately before and after), given the ease with which the Deed could have been executed anytime during the Period.

For the totality of the reasons above and after evaluating the qualitative factors discussed in Staff Accounting Bulletin Topic 1.M Assessing Materiality, the Company believes that restating prior periods to deconsolidate the VIEs, only to reconsolidate them (with a potentially stepped up basis) would not be viewed by a “reasonable investor as having significantly altered the ‘total mix’ of information made available.”2  As such, the Company respectfully requests the Staff agree to the Company’s choosing to continue to consolidate during the Period between November 23, 2011, when Mr. Bangxin Zhang assumed a majority voting interest in the Company, and June 24, 2013, when the Deed was executed.

PROPOSED DISCLOSURES IN THE COMPANY’S ANNUAL REPORT ON FORM 20-F FOR FISCAL YEAR ENDED FEBRUARY 28, 2013 (THE “2013 FORM 20-F”)

In light of the analysis above, the Company respectfully advises the Staff that it proposes to add, in its 2013 Form 20-F, the following disclosure to “Item 5.A.—Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies” and “Note 2. Significant Accounting Policies” beginning on page 62 and page F-15 of the 2012 Form 20-F:

“Consolidation of Variable Interest Entities

The Company through TAL Education Technology (Beijing) (“TAL Beijing”), a wholly owned foreign enterprise, has executed a series of contractual agreements with its VIEs, the VIEs’ subsidiaries and schools and the VIEs’ nominee shareholders. For a description of these contractual arrangements, see “Item 4.C.—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities.” These contractual agreements do not provide TAL Beijing with an equity interest in legal form in the VIEs.  As the Company holds no legal form of equity ownership in the VIEs, the Company applied the variable interest entity consolidation model as set forth in Accounting Standards Codification 810, Consolidation, (“ASC 810”) instead of the voting interest model of consolidation.

2 TSC Industries v. Northway, Inc., 426 U.S. 438, 449 (1976).

By design, the contractual agreements provide TAL Beijing with a right to receive substantially all of the economic benefits associated with these entities, and thus under ASC 810 these agreements are considered variable interests.  Subsequent to identifying any variable interests, any party holding such variable interests must determine if the entity in which the interest is held is a variable interest entity and subsequently which reporting entity is the primary beneficiary of, and should therefore consolidate, the variable interest entity.  Among other reasons, an entity is considered a variable interest entity if the holders of the equity investment at risk in the entity, as a group, lack any one of the following characteristics of a controlling financial interest:

•                  The power, through voting rights or similar rights, to direct the activities of the entity that most significantly impact the entity’s economic performance

•                  The obligation to absorb the entity’s expected losses, or

•                  The right to receive the entity’s expected residual returns

A reporting entity is considered to be the primary beneficiary, and thus the accounting parent, of a variable interest entity if it possesses both: (a) the power to direct the activities that most significantly impact the economic performance of the variable interest entity and (b) the obligation to absorb losses and/or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.

As a result of the contractual arrangements, the nominee shareholders of the VIEs lack the characteristics of a controlling financial interest in the VIEs and therefore the VIEs are considered to be variable interest entities under ASC 810.  The contractual arrangements, by design, transfer each of the three characteristics of a controlling financial interest from the VIEs’ nominee shareholders to TAL Beijing.  The contractual arrangements also cause TAL Beijing to be the primary beneficiary of the VIEs, and accordingly TAL Beijing consolidates their operations.

Determining whether TAL Beijing is the primary beneficiary requires a careful evaluation of the facts and circumstances, including whether the contractual agreements are substantive under the applicable legal and financial reporting frameworks, i.e. PRC law and US GAAP.  The Company continually reviews its corporate governance arrangements to ensure that the contractual agreements are indeed substantive.

We have determined that the contractual agreements are in fact valid and legally enforceable.  Such arrangements were entered into in order to comply with the underlying legal and/or regulatory restrictions that govern the ownership of a direct equity interest in the VIEs.  In the opinion of our PRC counsel, Tian Yuan Law Firm, the contracts are legally enforceable under PRC law.  See “Item 4.C.—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities.”

We have considered the existence of related party relationships, e.g. ownership of an equity interest in the Company and the VIEs, and the effect that might have on the enforceability of the contractual agreements and in turn whether they are substantive.  We believe there are no barriers to exercise our rights under the contracts and therefore they are substantive and appropriately considered in our consolidation analysis in accordance with ASC 810.  In assessing the shareholdings of certain individual parties in the Company and in the VIEs, specifically Mr. Bangxin Zhang, the Company acknowledges that from November 23, 2011, Mr. Bangxin Zhang, a majority nominee shareholder in the VIEs, also held a majority voting interest in the Company, which he obtained through no actions of the Company or Mr. Bangxin Zhang.

On June 24, 2013, the Company and Mr. Bangxin Zhang executed a deed of undertaking (“Deed”).  The Deed requires Mr. Bangxin Zhang, to the extent he has a majority voting interest in the Company to abstain from 1) exercising his majority voting rights in any vote pertaining to the appointment or removal of a director and 2) any matters related to the Deed.

Although the contractual arrangements between TAL Beijing and the VIEs were designed to provide TAL Beijing with the characteristics of a controlling financial interest regardless of the respective shareholdings of Mr. Bangxin Zhang, during the period between November 23, 2011 and June 24, 2013, Mr. Bangxin Zhang’s majority voting interest in the Company, when combined with his status as a majority nominee shareholder in the VIEs, could have constrained the ability of the Company to exercise its rights under the contractual agreements. This is due to the fact that Mr. Bangxin Zhang’s majority voting interest in the Company provided him with the legal ability to control the composition of a majority of the board of directors and therefore may have provided him with the legal ability to affect whether or not the Company could exercise the rights contained in the contractual agreements.  Mr. Bangxin Zhang did not exercise this power at any time during the period in which he held a majority voting interest in the Company and during such period, in fact, there was no change in the composition of the board of directors or in the day-to-day operations of the Company.

Upon execution of the Deed, at all times that Mr. Bangxin Zhang holds an otherwise majority voting interest in the Company, Mr. Bangxin Zhang is constrained from exercising a more than 49 percent voting interest in any vote pertaining to the appointment ,removal, or replacement of a director and cannot requisition a meeting for this purpose, or cast any vote on any matter related to the Deed.  This prevents Mr. Bangxin Zhang from controlling the rights of the Company as it relates to the contractual agreements, and accordingly, the Company retains the characteristics of a controlling financial interest in the VIEs and should consolidate them as the VIEs’ primary beneficiary.

Please see pages F-XX through F-XX for the presentation of abbreviated financial information of the Company with and without the VIEs, after elimination of intercompany activity.”

The Company further proposes to file the Deed as an exhibit to its 2013 Form 20-F and add the following disclosure at the end of “Item 4.C.—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities” currently on page 62 of the 2012 Form 20-F:

“In addition to the series of contractual arrangements among TAL Beijing, Xueersi Education, Xueersi Network and Beijing Dongfangrenli and their respective shareholders, subsidiaries and schools, TAL Education Group has entered into a deed of undertaking with Mr. Bangxin Zhang, our Chairman of the Board of Directors and Chief Executive Officer, whereby Mr. Zhang irrevocably covenants and undertakes to TAL Education Group that:

•                  as long as the shares in TAL Education Group Mr. Bangxin Zhang owns, whether legally or beneficially, and directly or indirectly (including shares held through Mr. Bangxin Zhang’s personal holding company Bright Unison Limited, or any other company, trust, nominee or agent, if any), represent more than 50% of the aggregate voting power of the then total issued and outstanding shares of TAL Education Group,

•             Mr. Bangxin Zhang shall not and will not, directly or indirectly, (i) requisition or call any meeting of TAL Education Group’s shareholders for the purpose of removing or replacing any of the directors of TAL Education Group or appointing any new director of TAL Education Group, or (ii) propose any resolution at any meeting of TAL Education Group’s shareholders to remove or replace any of the directors of TAL Education Group or appoint any new director of TAL Education Group; and

•             should any meeting of TAL Education Group’s shareholders be called by the board of directors or requisitioned or called by other shareholders of TAL Education Group for the purpose of removing or replacing any of the directors or appointing any new director, or if any resolution is proposed at any meeting of TAL Education Group’s shareholders to remove or replace any of the directors or appoint any new director, Mr. Bangxin Zhang shall not and will not, in his capacity as a shareholder of TAL Education Group, exercise his voting rights attaching to his shares in excess of 49% of the aggregate voting power of the then total issued and outstanding shares of TAL Education Group.

•                  Mr. Bangxin Zhang shall not cast any votes he has as a director or shareholder (if applicable) on any resolutions or matters concerning enforcing, amending or otherwise relating the deed of undertaking being considered or voted upon by the board of directors or the shareholders, as the case may be.

In the opinion of Maples and Calder, our Cayman Islands legal counsel, the deed of undertaking constitutes the legal, valid and binding obligations of Mr. Bangxin Zhang, which cannot be unilaterally revoked by Mr. Bangxin Zhang, and is enforceable in accordance with its terms under existing Cayman Islands laws.”

* * *

If you have any additional questions or comments regarding this submission, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP, at +852 3740-4850.

Very truly yours,

/s/ Joseph D. Kauffman
Joseph D. Kauffman
Chief Financial Officer

cc:

Bangxin Zhang, Chairman and Chief Executive Officer, TAL Education Group

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Yan Wang, Deloitte Touche Tohmatsu Certified Public Accountants LLP

ANNEX I

DEED OF UNDERTAKING

DEED OF UNDERTAKING
承诺契据

DATED JUNE 24, 2013
2013年6月24日

BY
由

BANGXIN ZHANG
张邦鑫

TO
向

TAL EDUCATION GROUP

出具

THIS DEED OF UNDERTAKING (the “Deed”) is dated June 24, 2013 and issued by:
本承诺契据（”契据”）于2013年6月24日由：

BANGXIN ZHANG, with PRC ID card number                                                       .
张邦鑫，中国身份证号：

To向

TAL EDUCATION GROUP, at 18/F, Hesheng Building 32 Zhongguancun Avenue, Haidian District, Beijing 100080, People’s Republic of China (the “Company”).

TAL EDUCATION GROUP，地址中国北京市海淀区中关村大街32号和盛嘉业大厦18层，100080（”公司”）出具。

THIS DEED WITNESSES THAT:
本契据证明：

1.                                      By signing this Deed, Bangxin Zhang hereby irrevocably covenants with and undertakes to the Company that:
通过签署本契据，张邦鑫特此不可撤销地向公司保证并承诺：

a.                                            As long as the shares in the Company Bangxin Zhang owns, whether legally or beneficially, and directly or indirectly (including shares held through Bangxin Zhang’s personal holding company Bright Unison Limited, or any other company, trust, nominee or agent, if any), represent more than 50% of the aggregate voting power of the then total issued and outstanding shares of the Company,
只要张邦鑫拥有的公司股份所代表的投票权超过公司当时全部已发行股份所代表的总投票权的50％，不论其是直接在法律上或间接最终拥有该等股份（包括通过张邦鑫的个人控股公司Bright Unison Limited或任何其他公司、信托、代名人或代理人，如果有的话，持有该等股份），

i.                                          Bangxin Zhang shall not and will not, directly or indirectly, (i) requisition or call any meeting of the Company’s shareholders for the purpose of removing or replacing any of the directors of the Company or appointing any new director of the Company, or (ii) propose any resolution at any meeting of the Company’s shareholders to remove or replace any of the directors of the Company or appoint any new director of the Company; and
张邦鑫不得且不会，直接或间接（i）为免去或更换任何公司董事或委任任何新的公司董事而要求或召集公司的股东会议，或（ii）在公司的股东会议上提议免去或更换任何公司董事或委任任何新的公司董事；并且

ii.                                       should any meeting of the Company’s shareholders be called by the board of directors or requisitioned or called by other shareholders of the Company for the purpose of removing or

1

replacing any of the directors or appointing any new director, or if any resolution is proposed at any meeting of the Company’s shareholders to remove or replace any of the directors or appoint any new director, Bangxin Zhang shall not and will not, in his capacity as a shareholder of the Company, exercise his voting rights attaching to his shares in excess of 49% of the aggregate voting power of the then total issued and outstanding shares of the Company.
如果董事会或公司的其他股东召集或要求召开公司的股东会议拟免去或更换任何公司董事或委任任何新的公司董事，或者如果在任何公司的股东会议上出现任何提议拟免去或更换任何公司董事或委任任何新的公司董事，张邦鑫，作为公司的股东，不得且不会行使其拥有的超过公司当时全部已发行股份所代表的总投票权49％的投票权。

b.                                            Bangxin Zhang shall not and will not cast any votes he has as a director or shareholder (if applicable) on any resolutions or matters concerning enforcing, amending or otherwise relating this Deed being considered or voted upon by the board of directors or the shareholders, as the case may be.
在董事会或股东（视情况而定）就要求强制执行本契据、修改本契据或任何其他与本契据相关事宜进行商议或表决之时，张邦鑫不得且不会行使无论是作为董事还是股东（如适用）的任何投票权。

2.                                      This Deed shall apply to any and all periods during which Bangxin Zhang beneficially owns, whether directly or indirectly (including shares held through his personal holding company Bright Unison Limited), shares representing more than 50% of the aggregate voting power of the then total issued and outstanding shares of the Company.
在任何和所有期间如果张邦鑫拥有的公司股份所代表的投票权超过公司当时全部已发行股份所代表的总投票权的50％，不论其是直接在法律上或间接最终拥有该等股份（包括通过张邦鑫的个人控股公司Bright Unison Limited或任何其他公司、信托、代名人或代理人，如果有的话，持有该等股份），本契据均应适用。

3.                                      This Deed shall be irrevocable, whether in whole or in part.
本契据不得全部或部分被撤销。

4.                                      Bangxin Zhang acknowledges and agrees that the Company will be irreparably damaged in the event any of the provisions of this Deed are not performed by Bangxin Zhang in accordance with their specific terms or are otherwise breached.  Accordingly, Bangxin Zhang acknowledges and agrees that the Company shall be entitled to an injunction to prevent breaches of this Deed, and to specific enforcement of this Deed and its terms and provisions in accordance with Sections 6 and 7 hereof, in addition to any other remedy to which the Company may be entitled at law or in equity.
张邦鑫承认并同意，如果张邦鑫未能按照本契据条款的规定履行或存在其他违反契据的行为，公司将遭受不可挽回的损害。因此，张邦鑫承认并同意公司将

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有权根据本契据第6条和第7条之规定，在公司根据法律或衡平法拥有的任何其他法律救济之外，获得禁令以防止对本契据的违反，有权要求实际履行本契据及其条款和规定。

5.                                      The parties acknowledge and agree that this Deed shall become effective immediately upon execution by the parties hereto, and no notifications, registration or filing to or with any person (including any government authority or regulatory body in the Cayman Islands, the PRC, the US, or elsewhere, or any shareholder or other person connected with the Company) is required.
双方承认并同意，本契据应在双方签署后立即生效，无须向任何人（包括在开曼群岛、中国、美国或其他任何地方的任何政府部门或监管机构，或与公司相关联的任何股东或其他人士）发出通知、进行登记或备案。

6.                                      This Deed shall be governed by and construed in accordance with the laws of Cayman Islands.
本契据应受开曼群岛法律管辖并应依其解释。

7.                                      Any dispute, controversy or claim arising out of, in connection with or relating to this Deed, including the interpretation, validity, invalidity, breach or termination thereof (the “Dispute”), shall be settled by arbitration.  The following shall apply in connection the dispute resolution:
任何本契据所产生的或与本契据有关的争议、纠纷或索赔，包括与其解释、效力，认定无效，违约或终止相关的争议、纠纷或索赔（“争议”），应通过仲裁解决。以下条款应适用于争议解决：

a.                                            The arbitration shall be submitted to the International Chamber of Commerce (the “ICC”) and conducted in Hong Kong Special Administrative Region of the PRC under the ICC Arbitration Rules in force when the Notice of Arbitration is submitted in accordance with the said Rules. The number of arbitrators shall be three. The arbitration shall be conducted in the English language. The costs of arbitration shall be borne by the losing party, unless otherwise determined by the arbitration tribunal.
仲裁应当提交国际商会（”ICC”）在中华人民共和国香港特别行政区根据当时有效的国际商会仲裁规则进行仲裁。仲裁员的人数应为三名。仲裁应以英语进行。除非仲裁庭另有由决定，仲裁费用由败诉方承担。

b.                                            When any dispute occurs and when any dispute is under arbitration, except for the matters in dispute, the parties hereto shall continue to fulfill their respective obligations and shall be entitled to exercise their rights under this Deed.
当发生任何争议并且正在就任何争议进行仲裁时，除争议事项外，各方应继续履行各自在本契据项下的义务，并有权行使其在本契据项下的权利。

c.                                             The award of the arbitration tribunal shall be final and binding upon the parties, and the prevailing party may apply to any court of competent jurisdictions for enforcement of such award.

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仲裁裁决应具有终局性，对双方具有约束力，胜诉方可向任何有司法管辖区的法院申请强制执行该裁决。

d.                                            Regardless of the foregoing, each party hereto agrees that the other party hereto shall have the right, in addition to any other rights it may have, to seek specific performance and/or injunctive relief from any court of competent jurisdiction pending the foregoing.
尽管有上述规定，各方特此同意另一方应有权利，除了其可能拥有的任何其他权利外，在上述仲裁进行过程中从任何有管辖权的法院寻求实际履行和/或禁令救济。

8.                                      This Deed is written in English and Chinese.  Should there be any discrepancies between the English version and the Chinese version, the English version shall prevail.
本契据以英文和中文书就。如果中英文版本之间存在不一致之处，应以英文版本为准。

IN WITNESS WHEREOF this Deed has been duly executed as a deed by Bangxin Zhang and the Company and is intended to be and is hereby delivered on the day and year first above written.
兹证明，本契据已由张邦鑫和公司以契据形式正式签署，并特此在首页载明之日期交付。

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SIGNED, SEALED AND DELIVERED as a deed by BANGXIN ZHANG 由张邦鑫 以契据形式签字、盖章并交付	) ) ) ) ) ) )	L.S.

/s/ Bangxin Zhang

in the presence of:
由以下签字人见证：

/s/ Conrad Yang

Name姓名: Conrad Yang杨强

Title职务: Secretary of the Board
Director of Strategy Investment
董事会秘书兼战略投资总监

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EXECUTED AND DELIVERED as a deed by TAL EDUCATION GROUP 由TAL EDUCATION GROUP 以契据形式签署并交付	) ) ) ) ) ) )	L.S.

/s/ Joseph D. Kauffman

Authorized Representative授权代表

Name姓名: Joseph D. Kauffman

Title职务: Chief Financial Officer

in the presence of:
由以下签字人见证：

/s/ Conrad Yang

Name姓名: Conrad Yang杨强

Title职务: Secretary of the Board
Director of Strategy Investment
董事会秘书兼战略投资总监

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